

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Ramesh Shettigar
Chief Financial Officer
Glatfelter Corporation
4350 Congress Street, Suite 600
Charlotte, North Carolina 28209

>   **Re: Glatfelter Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **File No. 001-03560**
>   **Filed February 25, 2022**

Dear Ramesh Shettigar:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing